FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: February 27th, 2004

Information furnished on this form:
- Press release concerning the creation of the securities-based employee retirement benefit trust

February 27, 2004

Announcement concerning the Creation of the Securities-based Employee Retirement Benefit Trust

At the meeting of the Board of Directors of NEC Corporation ("NEC") held today, it was resolved that NEC will create a securities-based employee retirement benefit trust (the "Trust") by transferring to the Trust of a part of shares of NEC Electronics Corporation ("NEC Electronics") in order to make NEC's pension healthy.

Since voting rights in the shares of NEC Electronics under the Trust may be exercised at NEC's discretion, the relationship between NEC and NEC Electronics will remain unchanged after the transfer.

1. Scheduled date of the creation of the Trust: March 2004

2. Number of shares to be transferred: 6,200,000 shares

3. Changes in number of shares and percentage of voting rights

Securities	Number of shares held before transfer	Number of shares held after transfer	Percentage of voting rights
			Before transfer	After transfer
Common Stock of NEC Electronics
Under the name of NEC	86,500,000	80,300,000	70.0%	65.0%
Under the name of the Trust	-	6,200,000	-	5.0%
Total	86,500,000	86,500,000	70.0%	70.0%

4. Amount of the creation of the Trust: approximately JPY 42.0 billion

5. Effect on the financial results for the fiscal year ending March 31, 2004:

    The profit on the creation of the Trust as a result of the transfer above has been reflected in NEC's non-consolidated financial results forecast announced on October 23, 2003.
    There will be no effect on NEC's consolidated financial results since such profit shall not be posted in the accounting principles generally accepted in the United States.